November 25, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Mantra Venture Group Ltd.

Registration Statement on Form S-1 (File No. 333−149401)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Mantra Venture Group Ltd., (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-149401, together with all exhibits and the thereto (collectively, the “Registration Statement”), as originally filed with the Commission on February 26, 2008 and amended on March 4, 2008.

The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement.  The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  Due to the revisions to Rule 144, the Company has decided to abandon the Registration Statement and has filed a Form 8-A Registration Statement pursuant to the 1934 Securities Exchange Act on October 15, 2008.  The Company may undertake a subsequent public offering in reliance on Rule 155(c).

Upon grant of the Commission’s consent, please provide a written copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at 207 West Hastings Street, Suite 1205, Vancouver, British Columbia, Canada, V6B 1H7 and a facsimile copy to the Company’s legal counsel, Bacchus Corporate and Securities Law: facsimile number (604) 632-1730.  Should you have questions regarding this matter, please contact Penny Green at (604) 632-1700.

Sincerely yours,

/s/ Larry Kristof
Larry Kristof
President, Chief Executive Officer and Director